SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*
                                  Sprint Corp.
                                (Name of Issuer)

                   PCS Group - Common Stock <UNDEF> Series I
                         (Title of Class of Securities)

                                   852061506
                                 (CUSIP Number)
                                August 30, 2002
            (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CAPITAL GROUP INTERNATIONAL, INC.
         95-4154357

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA


                 5        SOLE VOTING POWER
                          91,208,660



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          110,001,230

                 8        SHARED DISPOSITIVE POWER
                          NONE

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        110,001,230 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.0%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC



1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CAPITAL GUARDIAN TRUST COMPANY
         95-2553868

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA


                 5        SOLE VOTING POWER
                          50,737,050



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          69,529,630

                 8        SHARED DISPOSITIVE POWER
                          NONE

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        69,529,630 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.0%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, BK


Amendment No.

Item 1(a) Name of issuer:
Sprint Corp.

Item 1(b) Address of issuer's principal executive offices:
P.O. Box 11315
Kansas City, MO  64112

Item 2(a) Name of person(s) filing:
Capital Group International, Inc. and Capital Guardian Trust Company

Item 2(b) Address or principal business office or, if none, residence:
11100 Santa Monica Blvd.
Los Angeles, CA  90025

Item 2(c) Citizenship:   N/A

Item 2(d) Title of class of securities:
PCS Group - Common Stock

Item 2(e) CUSIP No.:
852061506

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
(b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(e)   An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See pages 2 and 3

Amount beneficially owned:
Percent of class:
Number of shares as to which the person has:
Sole power to vote or to direct the vote:
Shared power to vote or to direct the vote:
Sole power to dispose or to direct the disposition of:
Shared power to dispose or to direct the disposition of:

Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 69,529,630 shares or 7.0% of the 997,175,630 shares of PCS Group - Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Shares reported by Capital Group International, Inc. and Capital Guardian Trust Company includes 640 shares resulting from the assumed conversion of 24,000 shares of the Comcast Corporation 2.00% Convertible Preferred ZONES, due 2029; 158,830 shares resulting from the assumed conversion of $6,921,000 principal amount of the Liberty Media 4.0% Convertible Debenture 144A, due 2029; and 12,160 shares resulting from the assumed conversion of $530,000 principal amount of the Liberty Media 4.0% Convertible Note, due 2029.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and as an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group International, Inc.

0. Capital International Research and Management, Inc. dba Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

1. Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

2. Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

3. Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

Item 8 Identification and Classification of Members of the Group:  N/A

Item 9 Notice of Dissolution of Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              September 9, 2002



            Signature:         *David I. Fisher

            Name/Title:        David I. Fisher, Chairman

                               Capital Group International, Inc.



            Date:              September 9, 2002



            Signature:         *David I. Fisher

            Name/Title:        David I. Fisher, Chairman

                               Capital Guardian Trust Company



*By        /s/ Michael J. Downer

           Michael J. Downer

           Attorney-in-fact


Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.

AGREEMENT

LOS ANGELES, CA
SEPTEMBER 9, 2002

   Capital Group International, Inc. ("CGII") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of PCS Group - Common Stock issued by Sprint Corp.

   CGII and CGTC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

   CGII and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.




                                            *David I. Fisher
                      BY:

                                            David I. Fisher, Chairman
                                            Capital Group International, Inc.



                                            *David I. Fisher
                      BY:

                                            David I. Fisher, Chairman
                                            Capital Guardian Trust Company



*By      /s/ Michael J. Downer

         Michael J. Downer
         Attorney-in-fact


Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.